# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pure Cycle Corporation, CIK 0000276720
CUSIP: 746228303
Title of class of securities: Common Stock 1/3 of $.01 par value
Address of issuer's principal executive offices: 34501 E. QUINCY AVE, BLDG 1, SUITE D, WATKINS, Colorado (CO), 80137
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001618333

## Reporting persons
- Magnolia Capital Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 1,795,421; shared voting power 0; sole dispositive power 1,795,421; shared dispositive power 0; aggregate amount beneficially owned 1,795,421 (7.5% of the class)
- The Magnolia Group, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Nebraska (NE); sole voting power 1,795,421; shared voting power 0; sole dispositive power 1,795,421; shared dispositive power 0; aggregate amount beneficially owned 1,795,421 (7.5% of the class)
- Adam K. Peterson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,801,421; shared voting power 0; sole dispositive power 1,801,421; shared dispositive power 0; aggregate amount beneficially owned 1,801,421 (7.5% of the class)

## Item 1. Issuer
Name of issuer: Pure Cycle Corporation
Address of issuer's principal executive offices: 34501 E. QUINCY AVE, BLDG 1, SUITE D, WATKINS, CO, 80137

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Magnolia Capital Fund, LP ("MCF"), The Magnolia Group, LLC ("TMG"), a registered investment adviser, and Adam K. Peterson (each a "Reporting Person" and, collectively, the "Reporting Persons") with respect to shares of the common stock, 1/3 of $.01 par value of the Issuer (the, "Common Stock").

TMG and Mr. Peterson may each exercise voting and dispositive power over the Common Stock held by MCF and, as a result, may be deemed to be indirect beneficial owners of shares of Common Stock held by MCF. TMG and Mr. Peterson disclaim beneficial ownership of the Common Stock

TMG is the general partner of MCF. Mr. Peterson is the managing member of TMG.
Address of principal business office or, if none, residence: 1601 Dodge Street, Suite 3300, Omaha, NE 68102
Citizenship: MCF is a Delaware limited partnership. TMG is a Nebraska limited liability company and registered investment adviser. Mr. Peterson is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Mr. Peterson may be deemed the beneficial owner of 1,795,421 shares of Common Stock held for the account of MCF. Mr. Peterson also is the owner of 6,000 shares of Common Stock personally. TMG may be deemed the beneficial owner of 1,795,421 shares of Common Stock held for the account of MCF. MCF may be deemed the beneficial owner of 1,795,421 shares of Common Stock that it holds.

(i) 1,795,421
(ii) 1,795,421
(iii) 1,801,421
Percent of class:
(i) 7.5%
(ii) 7.5%
(iii) 7.5%
Sole power to vote or to direct the vote:
(i) 1,795,421
(ii) 1,795,421
(iii) 1,801,421
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
(i) 1,795,421
(ii) 1,795,421
(iii) 1,801,421
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filing Agreement, dated as of August 14, 2026, by and between Magnolia Capital Fund, LP, The Magnolia Group, LLC, and Adam K. Peterson.

## Signatures
- Magnolia Capital Fund, LP: /s/ Adam K. Peterson, Adam K. Peterson, Manager (08/14/2026)
- The Magnolia Group, LLC: /s/ Adam K. Peterson, Adam K. Peterson, Manager (08/14/2026)
- Adam K. Peterson: /s/ Adam K. Peterson, Adam K. Peterson (08/14/2026)